W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.
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March 29, 2019

VIA EDGAR SUBMISSION

EDGAR Operations Branch
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Teucrium Commodity Trust

Teucrium Corn Fund

Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Teucrium Corn Fund, a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing the Trust’s Registration Statement on Form S-1.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

W. Thomas Conner
Shareholder*

WTC/JMS

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